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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No._______)(1)



                         STERIGENICS INTERNATIONAL, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    85915R105
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                                 (CUSIP Number)




       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:

       [ ]    Rule 13d-1(b)

       [ ]    Rule 13d-1(c)

       [X]    Rule 13d-1(d)


       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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-----------------------                                  ----------------------
CUSIP NO.   85915R105                 13G                  Page 2 of 7 Pages
----------------------                                   ----------------------

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   1       NAME OF REPORTING PERSONS
           SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           CHARLES W. KING, JR., AS TRUSTEE OF THE CHARLES W. KING, JR. REVOCABLE TRUST

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]  (b) [ ]
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   3       SEC USE ONLY
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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                        5      SOLE VOTING POWER
                               421,112 shares, held by the Charles W. King, Jr.
                               Revocable Trust, of which Charles W. King, Jr.
                               is trustee.
                    -----------------------------------------------------------
    NUMBER OF           6      SHARED VOTING POWER
      SHARES                   See response to row 5.
   BENEFICIALLY     -----------------------------------------------------------
  OWNED BY EACH         7      SOLE DISPOSITIVE POWER
    REPORTING                  421,112 shares, held by the Charles W. King, Jr.
      PERSON                   Revocable Trust, except that Charles W. King,
       WITH                    Jr., as trustee, may be deemed to have shared
                               dispositive power with respect to such shares.
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               See response to row 7.
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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

               421,112
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  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                       [ ]
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  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.31%
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  12       TYPE OF REPORTING PERSON*

               IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                    Page 4 of 7

ITEM 1(a).     NAME OF ISSUER:

               SteriGenics International, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               4020 Clipper Court,
               Fremont, CA  94538

ITEM 2(a).     NAME OF PERSONS FILING:

               This Statement is filed by Charles W. King, Jr. as trustee of the Charles W. King, Jr. Revocable Trust.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               The address of the principal business office for each of the Reporting Persons is:

               c/o SteriGenics International, Inc.
               4020 Clipper Court
               Fremont, CA  95438

ITEM 2(c)      CITIZENSHIP:

               United States of America.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               85915R105

ITEM 3.        Not Applicable

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                                                                    Page 5 of 7

ITEM 4.        OWNERSHIP:

               The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1998:

               (a)     Amount beneficially owned:

                       See Row 9 of cover page for each Reporting Person.

               (b)     Percent of Class:

                       See Row 11 of cover page for each Reporting Person.

               (c)     Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote:

                             See Row 5 of cover page for each Reporting Person.

                       (ii)  Shared power to vote or to direct the vote:

                             See Row 6 of cover page for each Reporting Person.

                       (iii) Sole power to dispose or to direct the disposition
                             of:

                             See Row 7 of cover page for each Reporting Person.

                       (iv) Shared power to dispose or to direct the disposition of:

                             See Row 8 of cover page for each Reporting Person.


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                                                                    Page 6 of 7


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable

ITEM 10.       CERTIFICATION:

               Not applicable



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                                                                     Page 7 of 7

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


                                            /s/ Charles W. King, Jr.
                                            -----------------------------
                                                Signature

                                            By:    Charles W. King, Jr.
                                                   Trustee